UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.) *

Bridger Aerospace Group Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

96812F102

(Cusip Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS McAndrew Rudisill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,121,426 (see Item 4)
	6	SHARED VOTING POWER -0- (see Item 4)
	7	SOLE DISPOSITIVE POWER 6,121,426 (see Item 4)
	8	SHARED DISPOSITIVE POWER -0- (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,121,426 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.59%
12	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1(a)	Name of Issuer:

Bridger Aerospace Group Holdings, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

90 Aviation Lane, Belgrade, Montana 59714, United States of America

Item 2(a)	Name of Person Filing:

This statement is filed by McAndrew Rudisill with respect to shares of common stock, par value $0.0001 per share of the Company (“Shares”) beneficially owned directly by him and Shares held by Pelagic Capital Advisors, LLC (“Pelagic”) and PCAO, LLC (“PCAO”), of which McAndrew Rudisill has sole voting and dispositive power.

Item 2(b)	Address of Principal Business Office:

The address of the principal business office of McAndrew Rudisill is 90 Aviation Lane, Belgrade, Montana 59714, United States of America.

Item 2(c)	Citizenship:

McAndrew Rudisill is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

96812F102

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is [(a)-(k)]:

Not Applicable

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Item 4	Ownership:

The percentages used herein are calculated based upon 48,634,591 Shares issued and outstanding as of January 25, 2024, as reported on the Company’s prospectus supplement filed with the Securities and Exchange Commission by the Issuer on February 6, 2024.

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

McAndrew Rudisill owns 1,016,311 Shares directly. McAndrew Rudisill also owns: (i) 2,255,470 Shares that are held by Pelagic, of which McAndrew Rudisill has sole voting and dispositive power and (ii) 2,849,645 Shares that are held by PCAO, of which McAndrew Rudisill has sole voting and dispositive power. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, McAndrew Rudisill may be deemed to beneficially own 6,121,426 Shares (constituting approximately 12.59% of the Shares outstanding).

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2024

/s/ McAndrew Rudisill
McAndrew Rudisill